Filed by Inco Limited
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Falconbridge Limited
Commission File No. 1-11284
Inco Limited Commission File No. 1-1143
INCO FURTHER ENHANCES ITS OFFER FOR FALCONBRIDGE

First Step In Proposed 3-Way Combination Among
Phelps Dodge, Inco And Falconbridge
Premium Over The Xstrata Offer
Toronto, June 26, 2006 — Inco Limited (“Inco”) (TSX, NYSE:N) and Falconbridge Limited (“Falconbridge”) (TSX, NYSE:FAL) announced today that their respective boards of directors have unanimously agreed to a further increase in the consideration under Inco’s friendly offer to acquire all of the outstanding common shares of Falconbridge (the “Offer”). The consideration per Falconbridge common share will increase from (i) Cdn.$51.17 to Cdn.$53.83 under the cash alternative, and (ii) from 0.6927 of an Inco common share and Cdn.$0.05 in cash to 0.82419 of an Inco common share and Cdn.$0.05 in cash under the share alternative. Falconbridge’s common shareholders have the right to elect the cash alternative or the share alternative, subject to pro ration to ensure that the total consideration does not exceed the maximum amount of cash and the maximum number of Inco common shares available under the Offer (which has increased from approximately Cdn.$4.8 billion to approximately Cdn.$6.7 billion and from approximately 201 million shares to approximately 213 million shares, respectively). Assuming full pro ration of these maximum amounts, each holder of a Falconbridge Common Share would receive Cdn.$17.50 in cash and 0.55676 of an Inco common share for each Falconbridge common share tendered to the Offer, subject to adjustment for fractional shares.
     The increased Offer represents the first step in a proposed U.S.$56 billion three-way combination also announced today among Phelps Dodge Corporation (NYSE: PD), Inco and Falconbridge, pursuant to which the companies would ultimately combine to create Phelps Dodge Inco Corporation, a metals and mining powerhouse which would be the world’s leading nickel producer, the world’s largest publicly-traded copper producer and a leading producer of molybdenum and cobalt.
     Following the acquisition of the common shares of Falconbridge by Inco, Inco and a wholly-owned subsidiary of Phelps Dodge would amalgamate pursuant to a proposed plan of arrangement to be voted on by the shareholders of Inco and Phelps Dodge. Under the plan of arrangement, Inco shareholders would receive Cdn.$17.50 in cash and 0.6720 of a Phelps Dodge common share for each of their common shares of Inco. The completion of the arrangement transaction is subject to various conditions.
     “Our enhanced Offer demonstrates our commitment to realize the outstanding value that only the combination of Inco and Falconbridge can offer,” said Scott M. Hand, Chairman and Chief Executive Officer of Inco. “At the same time, with the proposed combination of Inco, Falconbridge and Phelps Dodge, we have structured a transaction that we expect will deliver even more value to shareholders of Inco and Falconbridge. With leading positions in nickel and copper and excellent operations worldwide, the new Phelps Dodge Inco Corporation will be a global powerhouse with outstanding growth potential. Our shareholders, employees, customers and the communities we serve will all win in this three-way combination.”
     Falconbridge shareholders who retain their investment in Inco common shares received under the Offer through to the completion of the Inco-Phelps Dodge arrangement transaction would receive the benefits of both the increased Inco Offer and the consideration offered to Inco common shareholders under the Inco-Phelps Dodge arrangement transaction. By way of illustration, assuming the completion of both transactions and full pro ration of the Inco Offer, such Falconbridge shareholders would receive an implied total consideration on a “look-through” basis of Cdn.$62.11 per Falconbridge common share, consisting of: (a) Cdn.$27.24 in cash; and (b) 0.3741 of a Phelps Dodge Inco Corporation common share, valued at Cdn.$34.87 (based on the closing price of the Phelps Dodge common shares on the New York Stock Exchange, the closing price of the Inco common shares on the Toronto Stock Exchange and applicable

U.S.-Canadian dollar exchange rates on June 23, 2006, the last trading day prior to the announcement of the increased Offer and the proposed Inco-Phelps Dodge arrangement transaction), subject to adjustment for fractional shares.
     On the same “look-through” basis and assumptions set forth above, the increased Inco Offer and the proposed Inco-Phelps Dodge arrangement transaction would deliver a premium of 18.3% over the value of the competing, unsolicited offer for Falconbridge from Xstrata plc.
     Inco and Falconbridge are continuing to work with the European Commission to obtain regulatory clearance for the proposed acquisition of Falconbridge by Inco. The European Commission is currently in the process of preparing a decision that is expected to be rendered by no later than July 12, 2006. Accordingly, Inco has extended the expiry date under the Offer from June 30, 2006 to July 13, 2006.
     The Falconbridge board of directors has unanimously determined that the consideration under the increased Offer is fair from a financial point of view to Falconbridge shareholders and has recommended that Falconbridge shareholders accept Inco’s increased Offer. CIBC World Markets, Falconbridge’s financial advisor, has provided an opinion to the Falconbridge board of directors that the increased Offer is fair from a financial point of view to Falconbridge shareholders.
     Inco has received sufficient commitments to finance the cash portion of the increased Offer from its existing lenders and from available cash on hand. In addition, Phelps Dodge has agreed to provide standby financing arrangements of up to U.S. $3.0 billion to Inco in the form of convertible subordinated notes issuable by Inco to Phelps Dodge. The notes may be converted into Inco common shares (at 95% of the market price at the time of conversion) commencing six months after issuance and may be redeemed by Inco at any time for cash. The issuance of these notes and the underlying Inco common shares are subject to the approval of the Toronto Stock Exchange.
     Inco currently expects to mail the terms of its increased Offer to Falconbridge shareholders later this week, and understands that the Falconbridge board will mail its recommendation to Falconbridge shareholders in support of the increased Offer at the same time.
     The Offer remains subject to certain conditions of completion, including the acceptance of the increased Offer by Falconbridge shareholders owning not less than 66 2/3% of the Falconbridge common shares on a fully diluted basis.
     Morgan Stanley & Co., RBC Capital Markets and Goldman, Sachs & Co. are acting as financial advisors to Inco and CIBC World Markets is acting as financial advisor to Falconbridge. Osler, Hoskin, & Harcourt LLP and Sullivan & Cromwell LLP are acting as legal advisors to Inco and McCarthy Tetrault are acting as legal advisors to Falconbridge.
Cautionary Statement Regarding Forward-Looking Statements
This news release contains forward-looking statements regarding Inco’s offer to purchase all of the common shares of Falconbridge Limited and regarding Inco’s proposed plan of arrangement with Phelps Dodge, including statements regarding the anticipated timing of achievement of milestones in the regulatory clearance process and statements regarding the consideration payable pursuant to Inco’s increased offer for Falconbridge and the proposed plan of arrangement involving Inco and Phelps Dodge. Actual results and developments may differ materially from those contemplated by these statements depending on, among others, the risks that Inco will not be able to obtain the required approvals or clearances from regulatory agencies and bodies on a timely basis, or divestitures or other remedies required by regulatory agencies may not be acceptable or may not be completed in a timely manner, the risk that Inco’s Offer will be unsuccessful for any reason, the risk that the Inco-Phelps Dodge arrangement transaction will be unsuccessful for any reason and the other risk factors listed from time to time in Inco’s and Falconbridge’s reports filed with the U.S. Securities and Exchange Commission. The forward-looking statements included in this release represent Inco’s views as of the date of this release. While Inco anticipates that subsequent events and developments may cause its views to change, it specifically disclaims any obligation to update these forward-looking statements. These forward-

looking statements should not be relied upon as representing its views as of any date subsequent to the date of this release.
Important Legal Information
This communication may be deemed to be solicitation material in respect of Inco’s proposed combination with Falconbridge. Inco filed with the U.S. Securities and Exchange Commission (the “SEC”), on October 24, 2005, a registration statement on Form F-8 (containing an offer to purchase and a share exchange take-over bid circular) and has filed amendments thereto, and will file further amendments thereto as required, in connection with the proposed combination. Inco has also filed, and will file (if required), other documents with the SEC in connection with the proposed combination. Falconbridge has filed a Schedule 14D-9F in connection with Inco’s offer and has filed, and will file (if required), other documents regarding the proposed combination, in each case with the SEC.
INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.
INVESTORS AND SECURITYHOLDERS ARE URGED TO READ INCO’S SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 THAT INCO FILED WITH THE SEC ON MAY 31, 2006, AND ANY AMENDMENTS INCO MAY FILE THERETO, AS IT CONTAINS, AND SUCH AMENDMENTS, IF ANY, WILL CONTAIN, IMPORTANT INFORMATION REGARDING TECK COMINCO’S PROPOSED COMBINATION WITH INCO.
This communication is not a solicitation of a proxy from any security holder of Inco or Phelps Dodge in respect of Inco’s proposed combination with Phelps Dodge. Inco intends to file a Management Information Circular regarding the proposed transaction with the securities commissions or equivalent regulatory authorities in Canada and to provide the Management Information Circular to Inco shareholders. WE URGE INVESTORS TO CAREFULLY READ THE MANAGEMENT INFORMATION CIRCULAR WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT INCO AND THE PROPOSED TRANSACTION.
Inco and its executive officers and directors may be deemed to be participants in the solicitation of proxies from Inco and Phelps Dodge security holders in favor of Inco’s proposed combination with Phelps Dodge. Information regarding the security ownership and other interests of Inco’s executive officers and directors will be included in the Management Information Circular.
Investors and security holders may obtain copies of the registration statement, the Solicitation/Recommendation Statement and Inco’s and Falconbridge’s other public filings made from time to time by Inco and Falconbridge with the Canadian Securities

Regulators, at www.sedar.com, and with the SEC at the SEC’s web site, www.sec.gov, free of charge. The Management Information Circular (when it becomes available) may also be obtained free of charge at www.sedar.com. In addition, documents filed on SEDAR and with the SEC by Inco may be obtained free of charge by contacting Inco’s media or investor relations departments.
June 26, 2006
IN 06/26
For further information:

Media Relations:	Steve Mitchell (416) 361-7950
Investor Relations:	Sandra Scott (416) 361-7758
or www.inco.com